UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

American Apparel, LLC (formerly American Apparel, Inc.)
(Name of Issuer)

Units
(Title of Class of Securities)

N/A
(CUSIP Number)

Neal Nenadovic, CFO
Pentwater Capital Management, LP
614 Davis Street Evanston, Illinois 60201
312-589-6405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pentwater Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,569,481

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,569,481

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,569,481

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No. N/A	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PWCM Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
733,823

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
733,823

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
733,823

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. N/A	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pentwater Event Driven Cayman Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,290

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
20,290

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,290

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. N/A	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Oceana Master Fund, Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
282,204

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
282,204

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
282,204

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. N/A	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amundi Absolute Return Pentwater Fund Public Limited Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
279,699

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
279,699

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
279,699

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. N/A	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPC for and behalf of MAP 98 Segregated Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
253,465

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
253,465

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
253,465

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. N/A	Page 8 of 17 Pages

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the units of membership interest (the “Units”) of American Apparel, LLC (the “Issuer”), a limited liability company organized under the laws of Delaware. The principal executive office of the Issuer is located at 747 Warehouse Street, Los Angeles, CA 90021.

Item 2.  Identity and Background.

(a), (f) This Schedule 13D is filed on behalf of:

Pentwater Capital Management LP, a Delaware limited partnership, (“Pentwater Capital”) as investment manager for PWCM Master Fund Ltd., an exempted company formed in the Cayman Islands (“PWCM”), Pentwater Event Driven Cayman Fund Ltd., an exempted company formed in the Cayman Islands (“Pentwater Event”), Oceana Master Fund, Ltd. (“Oceana”) an exempted company formed in the Cayman Islands, Amundi Absolute Return Pentwater Fund Plc (“Amundi”) a company formed in Ireland and, LMA SPC for and behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Information required by Instruction C of Schedule 13D with respect to the directors, officers, general partners is set forth on Schedule I attached hereto.

(b)	The business address of each Reporting Persons is 614 Davis Street, Evanston, IL 60201.

(c)	The principal business of Pentwater Capital and each of the Pentwater Funds is investing for accounts under their management. Pentwater Capital is the investment manager for PWCM, Pentwater Event, Amundi, Oceana and MAP. Halbower Holdings Inc. is the general partner of Pentwater Capital, and Matthew Halbower is the chief executive officer and sole director of Halbower Holdings Inc.

(d)	During the past five years, none of the Reporting Persons has (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Schedule I hereto) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Schedule I hereto) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Mr. Halbower is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Units reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

SCHEDULE 13D

CUSIP No. N/A	Page 9 of 17 Pages

Item 4.  Purpose of Transaction.

As described in the Quarterly Report on Form 10-Q filed by the Issuer on February 1, 2016, on October 5, 2015, American Apparel, Inc. (“AA Inc.”) and its affiliated co-debtors (together with AA Inc., the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code thereby commencing Case No. 15-12055 (BLS) with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On January 27, 2016, the Bankruptcy Court entered an order (the “Confirmation Order”), confirming the Debtors’ Joint Plan of Reorganization (the “Plan”) pursuant to which, (i) AA Inc. was converted into a Delaware limited liability company, American Apparel, LLC and (ii) the Issuer issued Units representing limited liability company interests in the Issuer to certain holders of claims against the Debtors. A copy of the Plan is attached as Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer on January 15, 2016. The Reporting Persons were holders of Prepetition Note Secured Claims (as defined in the Plan), and as such, upon consummation of the Plan on February 5,2015 (the Effective Date”), the Reporting Persons received 16.4% of the Units issued as of the Effective Date under the Plan (including the Units issued in connection with the $10 million equity contribution that was made pursuant to the Equity Commitment Agreement (as defined in the Plan) and the right to appoint one member to the board of directors of the Issuer (the “Board”) as further described in the Plan. The Reporting Persons have initially appointed Luke Corning to the Board pursuant to such board appointment right.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Units, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Units, other securities or derivative instruments related thereto or selling some or all of their Units, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Units, and, alone or with others, pursuing discussions with the management, the Board of the Issuer, other holders of Units of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	– (b) The percentages of Units reported herein are based upon the 9,597,195 Units outstanding as of the Effective Date, as set forth in the Limited Liability Company Operating Agreement of the Issuer dated February 5, 2016.

Each Reporting Person’s beneficial ownership of Units on the date of this Schedule 13D is reflected on that Reporting Person’s cover page.

By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the Units owned by the Reporting Persons. Subject to restrictions, Mr. Halbower has the sole power to dispose of the Units owned by the Reporting Persons. No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Units.

Neither Pentwater, nor Mr. Halbower directly owns any of the Units. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Units beneficially owned by the Pentwater Funds. However, none of the foregoing should be construed in and of itself as an admission by Pentwater, Mr. Halbower or by any Reporting Person as to beneficial ownership of Units owned by another Reporting Person. In addition, each of Pentwater and Mr. Halbower expressly disclaims beneficial ownership of the Units owned by each of the Pentwater Funds.

(c)	Other than as reported in Item 4, the Reporting Persons have not effected any transactions in the Units during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units reported herein.

(e)	Not applicable.

SCHEDULE 13D

CUSIP No. N/A	Page 10 of 17 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein. Other than the joint filing agreement and other than the terms of the Units set forth in the organizational documents of the Issuer and which are applicable to all holders of Units, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

The Reporting Persons also own Term Loans of the Issuer with a face amount of $24,030,943.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement, dated February 16, 2016

SCHEDULE 13D

CUSIP No. N/A	Page 11 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: February 16, 2016

PENTWATER CAPITAL MANAGEMENT LP

By:	/s/ Matthew C. Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

PWCM MASTER FUND LTD.

By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

PENTWATER EVENT DRIVEN CAYMAN FUND LTD.

By:	Pentwater Capital Management LP,
its investment manager

	By:	Halbower Holdings, Inc., its general partner

		By:	/s/ Matthew C. Halbower
		Name:	Matthew C. Halbower
		Title:	Chief Executive Officer

OCEANA MASTER FUND LTD.

By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

AMUNDI ABSOLUTE RETURN PENTWATER FUND PLC

By:	Pentwater Capital Management LP,
its investment manager

	By:	Halbower Holdings, Inc., its general partner

		By:	/s/ Matthew C. Halbower
		Name:	Matthew C. Halbower
		Title:	Chief Executive Officer

SCHEDULE 13D

CUSIP No. N/A	Page 12 of 17 Pages

LMA SPC FOR AND ON BEHALF OF
MAP 98 SEGREGATED PORTFOLIO

By:	Pentwater Capital Management LP,
its investment manager

	By:	Halbower Holdings, Inc., its general partner

		By:	/s/ Matthew C. Halbower
		Name:	Matthew C. Halbower
		Title:	Chief Executive Officer

SCHEDULE 13D

CUSIP No. N/A	Page 13 of 17 Pages

Schedule I

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Units or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Directors and Executive Officers of PWCM

The name, business address, title, present principal occupation or employment and citizenship of the directors of PWCM are set forth below. PWCM has no executive officers.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

David Zirin (Director)	Chief Operating Officer, Pentwater Capital Management LP	United States	614 Davis Street Evanston, IL, 60201

Christopher Bowring (Director)	Managing Director, International Management Services Ltd	Great Britain	P.O. Box 61 George Town Grand Cayman KY1-1102 Cayman Islands

Geoff Ruddick (Director)	Senior Company Manager, International Management Services Ltd	Canada	P.O. Box 61 George Town Grand Cayman KY1-1102 Cayman Islands

SCHEDULE 13D

CUSIP No. N/A	Page 14 of 17 Pages

Directors and Executive Officers of MAP

The name, business address, title, present principal occupation or employment and citizenship of the directors of. MAP are set forth below. MAP has no executive officers.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

Robert P. Swan (Director)	Vice President, Secretary and Treasurer, Lighthouse Investment Partners	United States	3801 PGA Boulevard, Suite 500 Palm Beach Gardens, FL 33410

Dean McGould (Director)	Vice President and Assistant Secretary, Lighthouse Investment Partners	United States	3801 PGA Boulevard, Suite 500 Palm Beach Gardens, FL 33410

J. Scott Perkins (Director)	Director	United States	3801 PGA Boulevard, Suite 500 Palm Beach Gardens, FL 33410

SCHEDULE 13D

CUSIP No. N/A	Page 15 of 17 Pages

Directors and Executive Officers of Pentwater Event

The name, business address, title, present principal occupation or employment and citizenship of the directors of Pentwater Event are set forth below. Pentwater Event has no executive officers.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

Jennifer Thomson (Director)	Fund Director	British	Fidelity Financial Centre, West Bay Road, Grand Cayman, Cayman Islands

Colin Ball (Director)	Fund Director	Irish	Selskar, Adelaide Road Glenageary, Dublin, Ireland

John Renouf (Director)	Fund Director	British	Deo Juvante, Squmarez Lane, Castel, Guernsey, GY5 7TJ, Channel Islands

SCHEDULE 13D

CUSIP No. N/A	Page 16 of 17 Pages

Directors and Executive Officers of Oceana

The name, business address, title, present principal occupation or employment and citizenship of the directors of Oceana are set forth below. Oceana has no executive officers.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

David Zirin (Director)	Chief Operating Officer, Pentwater Capital Management LP	United States	614 Davis Street Evanston, IL, 60201

Dennis Hunter (Director)	Managing Director, Queensgate Bank & Trust Co. Ltd	Great Britain	Queensgate Bank & Trust Co. Ltd, P.O. Box 30464SMB Harbour Place 103 South Church Street George Town Grand Cayman Cayman Islands

Karla Jocelyn Bodden (Director)	Director, Queensgate Bank & Trust Co. Ltd	Cayman Islands	Queensgate Bank & Trust Co. Ltd, P.O. Box 30464SMB Harbour Place 103 South Church Street George Town Grand Cayman Cayman Islands

SCHEDULE 13D

CUSIP No. N/A	Page 17 of 17 Pages

Directors and Executive Officers of Amundi

The name, business address, title, present principal occupation or employment and citizenship of the directors of Amundi are set forth below. Amundi has no executive officers.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

Daniel J. Rayman (Director)	President	American	Trencel Holdings Inc. 78 Briarcliff Road Tenafly, NJ 07670

Francois Bocqueraz (Director)	Head of Hedge Fund Selection and Manager Relations	French	Amundi Alternative Investments, SAS- London Branch 41 Lothbury London EC2R 7HF United Kingdom

James Fergus McKeon (Director)	Consultant	Irish	Maples and Calder 75 St. Stephen’s Green Dublin 2 Ireland

Julie Mothes	Chief Operating Officer	French	Amundi Alternative Investments, SAS- 90 Boulevard Pasteur Paris 75730 Cedex 15 France

Carol Widger	Partner	Irish	Maples and Calder 75 St. Stephen’s Green Dublin 2 Ireland

Harve Leclercq	Deputy CEO	French	Amundi Alternative Investments, SAS- 90 Boulevard Pasteur Paris 75730 Cedex 15 France